

*KH 3/7

SECU 13030411 SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68676

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CCA Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place, 201 Washington St., Suite 3825
(No. and Street)

Boston (City) MA (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Stahle 617-570-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Braver PC
(Name – *if individual, state last, first, middle name*)

155 South Main Street, Suite 100 (Address) Providence (City) RI (State) 02903 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/9/13

OATH OR AFFIRMATION

I, James R. Stahle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CCA Capital LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer & Chief Compliance Officer
Title

Notary Public 2/27/13

Suffolk County, MA

TONY T. PUNJABI, Notary Public
My Commission Expires October 24, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CCA CAPITAL LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTARY REPORTS
ON AGREED-UPON PROCEDURES AND INTERNAL CONTRO
FOR THE YEAR ENDED DECEMBER 31, 2012



Braver®

CCA CAPITAL LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTARY REPORTS
ON AGREED-UPON PROCEDURES AND INTERNAL CONTROL
FOR THE YEAR ENDED DECEMBER 31, 2012

CCA CAPITAL LLC

TABLE OF CONTENTS
DECEMBER 31, 2012

Braver PC
Accountants & Advisors

REPORT OF INDEPENDENT AUDITORS

To the Member of
CCA Capital LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of CCA Capital LLC (the "Company") as of December 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CCA Capital LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Braver P.C.

Providence, Rhode Island
February 28, 2013

mgi BUSINESS SOLUTIONS WORLDWIDE

155 South Main Street, Suite 100, Providence, RI 02903 T 401.421.2710 F 401.274.5230 www.thebravergroup.com

Needham
Taunton
Providence

CCA CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Current assets:	
Cash and cash equivalents	$ 431,980
Accounts receivable, net	1,216,975
Total current assets	1,648,955
Other assets:	
Deposits	3,784
TOTAL ASSETS	$ 1,652,739

LIABILITIES AND EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 38,419
Total current liabilities	38,419
Equity:	
Member's equity	575,820
Retained earnings	1,038,500
Total equity	1,614,320
TOTAL LIABILITIES AND EQUITY	$ 1,652,739

SEE NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

CCA Capital LLC (the "Company") (formerly CPGLB Capital LLC) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed on June 25, 2010 pursuant to the Delaware Limited Liability Company Act, and is a wholly-owned subsidiary of CCA Group LLC ("Parent") (formerly CP Global Partners, LLC). The Company's primary role is to facilitate the introduction of potential investors to its clients in order to help its clients reach their financing goals. The Company works with various institutions to identify financing sources and/or financing opportunities within the institutional marketplace. It does not hold customer funds and/or securities. The Company was registered with FINRA and commenced operations as a FINRA member in May 2011.

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP), while the accompanying Statement of the Computation of Net Capital Pursuant to SEC Rule 15c3-1 and related schedules have been prepared in accordance with the accounting practices prescribed by the SEC, which is a non-GAAP presentation.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For financial statement purposes, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounts Receivable

The Company utilizes the allowance method for recording potential uncollectible amounts. Management has provided an allowance for doubtful accounts of $-0- at December 31, 2012.

Financial Instruments

The carrying amount of the Company's financial instruments, which includes cash, cash equivalents, accounts payable, and accrued expenses approximate their fair value at the financial position date due to their short-term nature.

(CONTINUED)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Assets and Liabilities

GAAP establishes a framework for measuring fair value and expands required disclosure about fair value measurements of certain assets and liabilities. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The framework describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Income Tax Status

CCA Capital LLC is a limited liability corporation as defined in the Internal Revenue Code. Accordingly, the Company does not provide for income taxes since the pro rata share of income is included in the member's individual tax returns.

The Company evaluates all significant tax positions as required by generally accepted accounting principles in the United States of America. As of December 31, 2012, the Company does not believe that it has taken any tax positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next twelve months. The Company's income tax returns are subject to examination by the appropriate taxing jurisdictions. As of December 31, 2012, the Company's income tax returns generally remain open for examination for three years from the date filed with each taxing jurisdiction.

Subsequent Events

Subsequent events have been evaluated through February 28, 2013, which is the date the financial statements were available for issuance. Management does not believe that there have been any events which have occurred and require adjustment to the financial information as presented, or further disclosure.

(CONTINUED)

2. CONCENTRATIONS OF CREDIT RISK

The Company has a potential concentration of credit risk in that it maintains deposits with a financial institution in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). The maximum deposit insurance amount is $250,000 for interest bearing accounts, which is applied per depositor, per insured depository institution for each account ownership category. Non-interest bearing transaction deposit accounts are provided unlimited insurance coverage through December 31, 2012. Beginning on January 1, 2013, non-interest bearing transaction accounts will no longer be insured separately from depositors' other accounts at the same insured depository institution. Instead, non-interest bearing transaction accounts will be added to any of a depositor's other accounts in the applicable ownership category, and the aggregate balance is insured up to $250,000, per depositor, per insured depository institution for each account ownership category.

The Company is engaged in various private placement activities in which the counterparties primarily include institutions, issuers and entities active in the energy, transportation and commercial finance industries. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2012, 94% of the receivable balance is due from one client.

3. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of 6-2/3% of its aggregate indebtedness or $5,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (with excess of 12 to 1 as an indicator of early warning level). At December 31, 2012, the Company was in compliance with these capital requirements, as it had net capital of $393,561, which was $388,561 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.1 to 1.

(CONCLUDED)

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Member of
CCA Capital LLC

In planning and performing our audit of the financial statements of CCA Capital LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

mgi BUSINESS SOLUTIONS WORLDWIDE
155 South Main Street, Suite 100, Providence, RI 02903 T 401.421.2710 F 401.274.5230 www.thebravergroup.com
Needham
Taunton
Providence

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Braver P.C.

Providence, Rhode Island
February 28, 2013



Accountants & Advisors

Report of Independent Auditors on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of
CCA Capital LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by CCA Capital LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CCA Capital LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CCA Capital LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries which included Company's check register and copies of checks, noting no differences;

(2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 (as amended) for the year ended December 31, 2012, noting no differences;

(3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and the Company's books and records, noting no differences; and

(4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the Company's books and records and related schedules supporting the adjustments, noting no differences.

(5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. There was no overpayment noted on the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Braver P.C.

Providence, Rhode Island
February 28, 2013

mgi BUSINESS SOLUTIONS WORLDWIDE
155 South Main Street, Suite 100, Providence, RI 02903 T 401.421.2710 F 401.274.5230 www.thebravergroup.com
Needham
Taunton
Providence

CCA CAPITAL LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) ASSESSMENTS AND PAYMENTS FOR THE YEAR ENDED DECEMBER 31, 2012

	Annual Assessment Per SIPC-7 Report
SIPC-7 General Assessment for the fiscal year ended December 31, 2012	$ 26,945
Less amounts paid in 2012	4,063
Amount due with Form SIPC-7 (as amended) - paid in February 2013	$ 22,882

See Report of Independent Auditors on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation




www.thebravergroup.com